COMMENTS RECEIVED ON JUNE 24, 2016

FROM EDWARD BARTZ

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity Core Dividend ETF, Fidelity Dividend ETF for Rising Rates, Fidelity Low Volatility Factor ETF,

Fidelity Momentum Factor ETF, Fidelity Quality Factor ETF, Fidelity Value Factor ETF

POST-EFFECTIVE AMENDMENT NO. 20

1.

All funds

Fee Tables (prospectus)

C:

Please submit completed fee tables when the information becomes available.

R:

The requested information will be sent to you when it becomes available.

2.

All funds

“Fund Summary” (prospectus)

“Fee Table”

“This example helps compare the cost of investing in the fund with the cost of investing in other funds. Let's say, hypothetically, that the annual return for shares of the fund is 5% and that your shareholder fees and the annual operating expenses for shares of the fund are exactly as described in the fee table. This example illustrates the effect of fees and expenses, but is not meant to suggest actual or expected fees and expenses or returns, all of which may vary. Investors may pay brokerage commissions on their purchase and sale of fund shares, which are not reflected in the example. For every $10,000 you invested, here's how much you would pay in total expenses if you sell all of your shares at the end of each time period indicated: ”

C:

The Staff requests we modify the narrative to state that investors may pay brokerage commissions on purchases of fund shares which are not reflected in the example.

R:

We received this comment previously with respect to other funds and updated our disclosure as a result, which we included in this prospectus.

3.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we provide a summary of the index methodology, as well as index methodology white paper.  In addition, include in the Summary section, a summary of index component selection criteria.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe that we have appropriately summarized the key information about each fund in the summary section in accordance with Form N-1A. In addition, Fidelity’s rules-based proprietary index methodology, including the criteria for selecting the components of the index, for each fund is described in the “Fund Basics” section under “Principal Investment Strategies.” Accordingly, we have not revised the disclosure.

4. Fidelity Core Dividend ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose the significance of “core” in the fund’s name.

R:

We believe that the term “core” in the fund’s name neither triggers application of the “name test rule” nor is misleading under Section 35(d) or the antifraud provisions of the securities laws in the context of this fund. Accordingly, we have not modified disclosure or the fund’s name.

5.

Fidelity Core Dividend ETF and Fidelity Dividend ETF for Rising Rates

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose that all securities in each index are dividend-paying.

R:

Fidelity Core Dividend ETF and Fidelity Dividend ETF for Rising Rates each has a principal investment strategy of normally investing at least 80% of assets in securities included in their respective indexes and in depository receipts representing securities included in the index. As disclosed under “Principal Investment Strategies” in the “Fund Summary” and “Fund Basics” sections, each fund’s index is designed to reflect the performance of stocks of large and mid-capitalization dividend-paying companies …” Accordingly, we have not modified the disclosure.

6.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

Example from Fidelity Core Dividend ETF:

“The universe of stocks for consideration in the index, which is intended to reflect the broader equity market, consists of the largest 1,000 U.S. stocks and the largest 1,000 developed market international stocks based on market capitalization and certain liquidity and investability requirements.”

C:

Since many of the stocks in the 1,000 largest U.S. stocks and 1,000 largest developed market international stocks will be small cap, the Staff requests that we add a small cap principal investment strategy and risk.

R:

The Staff has indicated that an investment company may use “any reasonable definition” to define a fund’s capitalization range (Frequently Asked Questions About Rule 35d−1 (Investment Company Names FAQ)). As disclosed under “Principal Investment Strategies” in the “Fund Summary” and “Fund Basics” sections, each fund’s index “is designed to reflect the performance of stocks of large and mid-capitalization dividend-paying companies …” The large and mid-cap stocks for each dividend ETF’s index will be selected from a universe of the largest 1,000 U.S. stocks and the 1,000 largest developed international market stocks. The large and mid-cap stocks for the other four ETFs’ indexes will be selected from a universe of the 1,000 largest U.S. stocks. Accordingly, we do not believe that small cap strategy and risk disclosure is appropriate for these funds.

7. All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a passive investment risk for each fund.

R:

We have added the following disclosure:

Fund Summary:

Passive Management Risk. The fund is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities, regardless of the current or projected performance of the fund’s index or of the actual securities included in the index. This differs from an actively managed fund, which typically seeks to outperform a benchmark index. As a result, the fund’s performance could be lower than actively managed funds that may shift their portfolio assets to take advantage of market opportunities or lessen the impact of a market decline or a decline in the value of one or more issuers.

Investment Details:

Passive Management Risk. Each fund is managed with a passive investment strategy, attempting to track the performance of an unmanaged index of securities, regardless of the current or projected performance of the fund’s index or of the actual securities included in the index. This differs from an actively managed fund, which typically seeks to outperform a benchmark index.  As a result, a fund’s performance could be lower than actively managed funds that may shift their portfolio assets to take advantage of market opportunities or lessen the impact of a market decline or a decline in the value of one or more issuers. The structure and composition of a fund’s index will affect the performance, volatility, and risk of the index and, consequently, the performance, volatility, and risk of the fund.

8.

All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

“Lending securities to earn income for the fund.”

C:

The Staff requests that we add a corresponding securities lending risk to the “Principal Investment Risks” section.

R:

In response to previous Staff comments regarding securities lending risk disclosure, we added disclosure from the “Fund Basics” section to the “Fund Summary” section that discusses counterparty risk and other risks associated with securities lending transactions. We continue to be of the view that adding identical disclosure under a separately titled securities lending risk disclosure tile would be duplicative of existing disclosures.

9. All funds

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

If investing in foreign securities is a principal strategy, the Staff requests that we add disclosure and if that includes emerging markets, disclose that in a principal strategy and risk.

R:

Fidelity Core Dividend ETF and Fidelity Dividend ETF for Rising Rates each has a principal investment strategy of normally investing at least 80% of assets in securities included in their respective indexes and in depository receipts representing securities included in the index. Although each fund may invest in securities included in an index that may consist of up to 10% international stocks, investing in foreign issuers is not a principal investment strategy of the funds. Moreover, each fund includes “foreign exposure” risk disclosure under “Principal Investment Risks” in the “Fund Summary” and “Fund Basics” sections due to the international stock constituents of the indexes. As a result, we believe that the funds’ current strategy and risk disclosure are appropriate.

10.

All funds

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add an Authorized Participant Risk with disclosure similar to the following: “A limited number of financial institutions act as authorized participants.  To the extent that those authorized participants exit the business or are unable to process creation or redemption orders, and no other authorized participant is able to step forward, there may be a significantly diminished trading market for the ETF’s shares. This could in turn lead to differences between the market price of the ETF’s shares and the underlying value of those shares.”

R:

Each fund contains the following disclosure under the “Principal Investment Risks” in the “Fund Basics” section:

“Only an Authorized Participant may engage in creation or redemption transactions directly with a fund. A fund has a limited number of intermediaries that act as Authorized Participants. There are no obligations of market makers to make a market in a fund’s shares or of Authorized Participants to submit purchase or redemption orders for Creation Units. To the extent that these intermediaries exit the business or are unable to proceed with creation and/or redemption orders with respect to a fund and no other Authorized Participant is able to step forward to create or redeem, shares may trade at a discount to NAV and possibly face delisting.”

This disclosure is substantially similar to the requested disclosure.  Accordingly, we have not modified the disclosure.

11.

Fidelity Core Dividend ETF

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we add a risk unique to investing in core dividend companies.

R:

We believe that the fund’s current risk disclosure under “Principal Investment Risks” in the “Fund Summary” and “Fund Basics” sections appropriately characterizes the risks of investing in the fund. Accordingly, we have not added the disclosure.

12.

All funds

“Fund Summary” (prospectus)

“Portfolio Manager(s)”

C:

The Staff requests confirmation that all of the portfolio managers are jointly and primarily responsible for the day to day operations of the funds.

R:

We believe this disclosure appropriately identifies each portfolio manager as required by Form N−1A, Item 5(a), Instruction 2.

13.

Fidelity Low Volatility Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we include a narrative summary of the index’s methodology for selecting stocks with low volatility.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe the fund’s principal investment strategies are appropriately summarized in the “Fund Summary” section. In addition, the fund’s index methodology for selecting securities that meet specific measures of volatility is disclosed under “Principal Investment Strategies” in the “Fund Basics” section. Accordingly, we have not added the disclosure.

14.

Fidelity Momentum Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we include a narrative summary of the index’s methodology for selecting stocks with positive momentum signals.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe the fund’s principal investment strategies are appropriately summarized in the “Fund Summary” section. In addition, the fund’s index methodology for selecting securities that meet specific measures of momentum is disclosed under “Principal Investment Strategies” in the “Fund Basics” section. Accordingly, we have not added the disclosure.

15.

Fidelity Quality Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we add a strategy for selecting higher quality stock.

R:

As disclosed under “Principal Investment Strategies” in the “Fund Summary” and “Fund Basics” sections, the fund’s principal investment strategy is to invest at least 80% of its assets in securities included in the Fidelity U.S. Quality Factor Index, an index designed to reflect the performance of stocks of large and mid-capitalization U.S. companies with a higher quality profile than the broader market. We believe this disclosure appropriately characterizes the fund’s investment strategy. The fund’s index methodology for selecting securities that meet specific measures of quality is disclosed under “Principal Investment Strategies” in the “Fund Basics” sections. Accordingly, we have not modified the disclosure.

16.

Fidelity Quality Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Risks”

C:

The Staff requests that we discuss the risks of investing in higher quality companies.

R:

We believe that the fund’s current risk disclosure under “Principal Investment Risks” in the “Fund Summary” and “Fund Basics” sections appropriately characterizes the risks of investing in the fund. Accordingly, we have not added the disclosure.

17.

Fidelity Value Factor ETF

“Fund Summary” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we include a narrative summary of the index’s methodology for selecting stocks with attractive valuations.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). We believe the fund’s principal investment strategies are appropriately summarized in the “Fund Summary” section. In addition, the fund’s index methodology for selecting securities that meet specific measures of value is disclosed under “Principal Investment Strategies” in the “Fund Basics” section. Accordingly, we have not added the disclosure.

18.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose an approximate number of index constituents.

R:

Investors will have daily visibility into each fund’s index constituents. As required by Fidelity’s exemptive order to operate passive ETFs, each fund’s portfolio will be fully “transparent,” meaning that each fund will post on its website on each day that the NYSE Arca and the fund are open for business, before commencement of trading of the fund’s shares on the NYSE Arca, the identities and quantities of the portfolio holdings held by the fund that will form the basis for the fund’s calculation of NAV at the end of the Business Day. Accordingly, we do not believe additional disclosure regarding index constituents is needed.

19. All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

“The index may consist of up to 10% international stocks overall subject to a maximum weight of 35% within any individual sector. The index is rebalanced annually, as of the close of business of the NYSE on the last business day in February.”

C:

The Staff requests that we include this disclosure in each fund’s Fund Summary under the heading Principal Investment Strategies.

R:

The Staff has indicated that the prospectus summary section is intended to be a type of “executive summary” of “streamlined disclosure of key mutual fund information” at the front of the prospectus (1998 and 2009 Form N-1A amendments adopting releases). The disclosure in question relates to the Core Dividend ETF and Dividend ETF for Rising Rates, each of which we believe appropriately and sufficiently disclose their principal investment strategies in the “Fund Summary” section. Accordingly, we have not modified the disclosure.

20.

All funds

“Fund Summary” and “Investment Details” (prospectus)

“Principal Investment Strategies”

“The fund may invest more than 25% of its total assets in securities of issuers in a particular industry or group of industries to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry or group of industries.”

C:

Given each fund’s concentration disclosure included in the SAI, the Staff asks that we add similar disclosure to both the “Fund Summary” and “Investment Details” sections.

R:

 We have added the following disclosure to the “Investment Details” section:

“The fund may invest more than 25% of its total assets in securities of issuers in a particular industry or group of industries to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry or group of industries.”

21.

All funds

“Fund Summary” and “Investment Details” (prospectus)

“Principal Investment Strategies”

C:

The Staff requests that we disclose if a fund’s underlying index is currently concentrated and, if so, disclose the industry or industries in which it is currently concentrated.

R:

Each fund’s underlying index is not currently concentrated in an industry.

22. All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

“In addition to the principal investment strategies discussed above, Geode may also use various techniques, such as buying and selling futures contracts, swaps, and exchange traded funds, to increase or decrease the fund's exposure to changing security prices or other factors that affect security values.”

C:

The Staff requests that we disclose that these investments will be limited to 20% of each fund’s assets.

R:

Given that each fund has a principal investment strategy of normally investing at least 80% of assets in securities included in its index, the fund will not invest more than 20% of its assets in investments not included in its index. Therefore, we have not modified the disclosure.

23.

All funds

“Additional Information about the Index” (prospectus)

C:

The Staff requests that we disclose that the fund, affiliated index provider, and adviser each have adopted policies and procedures to address any potential conflicts of interest.

R:

We will add the requested disclosure:

“The funds, the Adviser and Geode have each adopted policies and procedures designed to minimize potential conflicts of interest in connection with the management of the funds.”

24.

All funds

“Investment Policies and Limitations” (SAI)

 “Concentration”

“The fund may invest more than 25% of its total assets in securities of issuers in a particular industry or group of industries to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry or group of industries.”

C:

The Staff requests we update disclosure to replace the word “may” with “will”.

R:

We believe the current disclosure accurately describes the concentration policy, and therefore have not modified disclosure.

25.

All funds

“Buying and Selling Information” (SAI)

 “Creation/Redemption Transaction Fees”

“The funds may impose a "Transaction Fee" on investors purchasing or redeeming Creation Units. The Transaction Fee will be limited to amounts that have been determined by FMRC to be appropriate. The purpose of the Transaction Fee is to protect the existing shareholders of the funds from the dilutive costs associated with the purchase and redemption of Creation Units. Where the funds permit cash creations (or redemptions) or cash in lieu of depositing one or more Deposit Securities, the purchaser (or redeemer) may be assessed a higher Transaction Fee to offset the transaction cost to the funds of buying (or selling) those particular Deposit Securities. To the extent a purchase/redemption transaction consists of in-kind securities and/or cash, the standard fee applies and an additional transaction fee (up to the maximum amounts shown in the table below) may also be imposed. Each fund reserves the right to not impose the additional transaction fee or to vary the amount of the additional transaction fee, up to the maximum listed below, depending on the materiality of the fund's actual transaction costs incurred or where FDC believes that not imposing or varying the additional transaction fee would be in the fund's interest. Actual transaction costs may vary depending on the time of day an order is received or the nature of the securities. Investors bear the costs of transferring Fund Securities to/from each fund to/from their account or on their order. Investors who use the services of a broker or other such intermediary may be charged a fee for such services. Every purchaser of a Creation Unit will receive a prospectus that contains disclosure about the Transaction Fees, including the maximum amount of the additional transaction fee charged by the funds.”

C:

The Staff requests that we confirm that total redemption fees will not exceed 2% of the value of the shares redeemed.

R:

The funds’ fees in connection with redemptions of Creation Units will comply with Rule 22c-2 and, as such, will not exceed 2% of the value of shares redeemed.

26.

All funds

“Trustees and Officers” (SAI)

“Experience, Skills, Attributes, and Qualifications of the Trustees.  The Governance and Nominating Committee has adopted a statement of policy that describes the experience, qualifications, attributes, and skills that are necessary and desirable for potential Independent Trustee candidates (Statement of Policy). The Board believes that each Trustee satisfied at the time he or she was initially elected or appointed a Trustee, and continues to satisfy, the standards contemplated by the Statement of Policy. The Governance and Nominating Committee also engages professional search firms to help identify potential Independent Trustee candidates who have the experience, qualifications, attributes, and skills consistent with the Statement of Policy. From time to time, additional criteria based on the composition and skills of the current Independent Trustees, as well as experience or skills that may be appropriate in light of future changes to board composition, business conditions, and regulatory or other developments, have also been considered by the professional search firms and the Governance and Nominating Committee. In addition, the Board takes into account the Trustees' commitment and participation in Board and committee meetings, as well as their leadership of standing and ad hoc committees throughout their tenure.

In determining that a particular Trustee was and continues to be qualified to serve as a Trustee, the Board has considered a variety of criteria, none of which, in isolation, was controlling. The Board believes that, collectively, the Trustees have balanced and diverse experience, qualifications, attributes, and skills, which allow the Board to operate effectively in governing each fund and protecting the interests of shareholders. Information about the specific experience, skills, attributes, and qualifications of each Trustee, which in each case led to the Board's conclusion that the Trustee should serve (or continue to serve) as a trustee of the funds, is provided below.”

C:

The Staff asserts that the current disclosure in the “Trustees and Officers” section does not adequately describe the reasoning behind each Trustee’s appointment to the Board. The Staff also requests that additional information be added describing why a particular Trustee’s skills or background are conducive to their position on the Board

R:

We continue to be of the view that, as required by Item 17(b)(10), the current disclosure in the “Trustees and Officers” section includes a brief discussion of the experience, qualifications, attributes, or skills that led to the conclusion that each Trustee should serve as a Trustee for the funds. In addition to the disclosure cited by the Staff, we call the Staff’s attention to the disclosure under “Standing Committees of the Fund’s Trustees” that describes certain minimum qualifications for Independent Trustees, and to each Trustee’s biographical information, which includes each Trustee’s principal occupation during the last five years and other information relating to the experience, attributes, and skills relevant to each Trustee’s qualifications to serve as a Trustee, and which led to the conclusion that each Trustee should serve as a Trustee for the funds.

27.

All funds Tandy Representations (prospectus and SAI)

C:

The Staff would like us to affirm the following three statements:

1)

The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2)

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3)

The funds may not assert Staff comments as a defense in any proceeding by the Commission or any other person under the Federal Securities Laws.

R:

We affirm the aforementioned statements.

FOLLOW UP COMMENTS RECEIVED ON JULY 14, 2016

FROM EDWARD BARTZ

FIDELITY COVINGTON TRUST (File Nos. 033-60973 and 811-07319)

Fidelity Core Dividend ETF, Fidelity Dividend ETF for Rising Rates, Fidelity Low Volatility Factor ETF,

Fidelity Momentum Factor ETF, Fidelity Quality Factor ETF, Fidelity Value Factor ETF

POST-EFFECTIVE AMENDMENT NO. 20

1.

All funds

“Investment Details” (prospectus)

“Principal Investment Strategies”

Example from Fidelity Core Dividend ETF:

“The universe of stocks for consideration in the index, which is intended to reflect the broader equity market, consists of the largest 1,000 U.S. stocks and the largest 1,000 developed market international stocks based on market capitalization and certain liquidity and investability requirements.”

C:

The Staff asserts that some of the 1,000 largest stocks will be for companies with a market cap of less than $2 billion. Explain how such a company is considered mid-cap, or add a small cap principal investment strategy and risk.

R:

Each fund's index methodology has generally been designed to eliminate any small cap bias to maintain the indexes’ large and mid-cap composition. Stocks in each index are approximately weighted by market cap so that each fund will in the aggregate have a weighted average market value similar to common large-cap benchmarks, such as the S&P 500 or the Russell 1000. In addition, the current average weighting in stocks in the Russell 2000 Index, a market capitalization-weighted index designed to measure the performance of the small-cap segment of the U.S. equity market, is less than 2% for each index. Therefore, we continue to be of the view that small cap risk and strategy disclosure would not be appropriate for the funds.

2.

All funds

“Fund Summary” and “Investment Details” (prospectus)

“Principal Investment Strategies”

“The fund may invest more than 25% of its total assets in securities of issuers in a particular industry or group of industries to approximately the same extent that the fund's index concentrates in the securities of issuers in a particular industry or group of industries.”

C:

The Staff asserts that a fund’s concentration policy is an important aspect of the its investment strategy an should be included in the “Fund Summary” in the summary prospectus, in addition to the “Investment Details” section in the full prospectus.

R:

Each fund’s index methodology is generally designed to create an index with the same approximate sector weightings as common large cap benchmarks which do not exceed 25% in any particular sector. Industry weightings are subcomponents of sectors and cannot exceed sector weights. In addition, each index had a historical average of 15% or less in any particular industry. Therefore, while we recognize that a fund’s concentration policy is an important aspect of a fund’s investment policy, given the index methodology and composition of the indexes, we do not think additional disclosure regarding each fund’s concentration policy in the summary section is warranted.

3.   All funds

“Buying and Selling Information” (SAI)

 “Creation/Redemption Transaction Fees”

“The funds may impose a "Transaction Fee" on investors purchasing or redeeming Creation Units. The Transaction Fee will be limited to amounts that have been determined by FMRC to be appropriate. The purpose of the Transaction Fee is to protect the existing shareholders of the funds from the dilutive costs associated with the purchase and redemption of Creation Units. Where the funds permit cash creations (or redemptions) or cash in lieu of depositing one or more Deposit Securities, the purchaser (or redeemer) may be assessed a higher Transaction Fee to offset the transaction cost to the funds of buying (or selling) those particular Deposit Securities. To the extent a purchase/redemption transaction consists of in-kind securities and/or cash, the standard fee applies and an additional transaction fee (up to the maximum amounts shown in the table below) may also be imposed. Each fund reserves the right to not impose the additional transaction fee or to vary the amount of the additional transaction fee, up to the maximum listed below, depending on the materiality of the fund's actual transaction costs incurred or where FDC believes that not imposing or varying the additional transaction fee would be in the fund's interest. Actual transaction costs may vary depending on the time of day an order is received or the nature of the securities. Investors bear the costs of transferring Fund Securities to/from each fund to/from their account or on their order. Investors who use the services of a broker or other such intermediary may be charged a fee for such services. Every purchaser of a Creation Unit will receive a prospectus that contains disclosure about the Transaction Fees, including the maximum amount of the additional transaction fee charged by the funds.”

C:

The Staff clarified the request is that we disclose in the SAI that total redemption fees will not exceed 2% of the value of the shares redeemed.

R:

We will add the requested disclosure.